October 13, 2015

VIA EDGAR

Mr. Hugh West Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Comment Letter Dated July 27, 2015
Affiliated Managers Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 23, 2015
File No. 001-13459

Dear Mr. West:

As discussed in our telephone conversations with Ms. Michelle Miller on September 25, 2015 and September 28, 2015, Affiliated Managers Group, Inc. (the "Company") respectfully submits these supplemental responses to comments two and three contained in your letter dated July 27, 2015. We have, for convenience, reproduced the staff's comments, followed by our supplemental responses.

Form 10-K for the Fiscal Year ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Asset under Management, page 20

2. Comment: We note that your rollforward of AUM (by distribution channel) presented on page 21 includes AUM from your consolidated affiliates as well as AUM from your equity method affiliates. In an effort to provide more clarity and linkage to your discussion of the changes in revenue and changes in your revenue by distribution channel within your results of operations (pages 22-24), please revise your future filings to disaggregate your AUM from consolidated affiliates from your equity method affiliates. Also, disaggregate the impact of your foreign exchange from your investment performance. Provide us with your draft disclosure.

Supplemental Response:

As described in our response dated August 21, 2015, a rollforward of assets under management does not take into account the timing of changes in assets under management and, therefore, we do not believe it serves as the best metric for describing changes in our revenue or changes in our revenue by distribution channel from our consolidated Affiliates. We use average assets under management as we believe it is a better metric for providing a meaningful discussion of changes in revenue and revenue by distribution channel.

Mr. Hugh West
October 13, 2015

In an effort to provide more clarity and linkage to our discussion of the changes in average assets under management and the impact on revenue and revenue by distribution channel for our consolidated Affiliates, in future filings we will move our table of average assets under management and revenue by distribution channel for our consolidated Affiliates into the Revenue discussion in Results of Operations.

Additionally, in an effort to further delineate between consolidated Affiliates and Affiliates accounted for under the equity method of accounting and provide more clarity and linkage to our discussion of changes in average assets under management and the impact on Income from equity method investments, we will separately disclose average assets under management for equity method Affiliates and the components of Income from equity method investments within the Income from equity method investments discussion in Results of Operations. A draft of our proposed disclosure is presented below (the underlined text and the tables are additions to Results of Operations in our most recent Form 10-K disclosure).
Results of Operations
When we consolidate an Affiliate, its financial results are included in our revenues and operating expenses. The discussion of revenue and operating expenses that follows relates to our consolidated Affiliates. When we are required to use the equity method of accounting, the Affiliate’s financial results are not included in our revenues or operating expenses and, instead, are reported (net of intangible amortization) in Income from equity method investments. Additional investments in existing or new Affiliates will impact our financial results not only in the year of investment but also, depending upon the timing, in the following year when the full-year impact of the new Affiliate’s financial results is reflected in our financial statements.(1)
Revenue
We derive most of our revenue from asset-based and performance fees from investment management services. Asset-based fees are typically determined as a percentage fee charged on the value of a client’s assets under management. Performance fees are billed based upon investment performance, typically on an absolute basis or relative to a benchmark, primarily on our liquid and illiquid alternative and equity products. Performance fees are typically billed less frequently than asset-based fees and although performance fees inherently depend on investment performance and will vary from period to period, we anticipate performance fees will be a recurring component of our revenue.
Our revenue is generally determined by the level of our average assets under management and the composition of our assets across our distribution channels and active return-oriented products within our distribution channels, which realize different fee rates. Our ratio of asset-based fees to average assets under management (in total and by channel) is calculated as asset-based fees divided by average assets under management and may change as a result of new investments, net client cash flows, investment performance or changes in contractual fees. Therefore, changes in this ratio should not necessarily be viewed as an indicator of changes in contractual fee rates billed by our Affiliates to their clients.
Average assets under management at consolidated Affiliates reflects the particular billing patterns of products and client accounts. Therefore, we believe average assets under management more closely correlates to the billing cycle of each distribution channel and, as such, provides a more meaningful relationship to revenue. For example, in the Mutual Fund distribution channel, average assets under management generally represents an average of the daily net assets under management. For the Institutional and High Net Worth distribution channels, an account that bills in advance is included in the calculation of average assets under management on the basis of beginning of period assets under management while an account that bills in arrears is reflected on the basis of end of period assets under

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(1) See supplemental response to comment 3 for added wording describing impact of new investments on our financial results.

Mr. Hugh West
October 13, 2015

management. Assets under management attributable to any investment in new Affiliates are included on a weighted average basis for the period from the closing date of the respective new investment.
The following table summarizes our consolidated Affiliates’ average assets under management and revenue by distribution channel:

	For the Years Ended December 31,
(in millions, except as noted)	2012	2013	% Change	2014	% Change
Average Assets under Management (in billions)(1)
Institutional	$154.0	$169.4	10%	$188.6	11%
Mutual Fund	85.1	116.3	37%	141.7	22%
High Net Worth	37.1	49.1	32%	57.5	17%
Total	$276.2	$334.8	21%	$387.8	16%
Revenue(2)
Institutional	$861.3	$948.7	10%	$1,022.8	8%
Mutual Fund	774.4	1,023.0	32%	1,242.6	21%
High Net Worth	169.8	217.1	28%	245.5	13%
Total	$1,805.5	$2,188.8	21%	$2,510.9	15%
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(1)	Amounts do not include assets under management at equity method Affiliates, which are discussed separately in Income from equity method investments.

(2)	In 2012, 2013 and 2014, revenue attributable to clients domiciled outside the U.S. was approximately 41%, 38% and 37% of total revenue, respectively.
Our revenue increased $322.1 million or 15% in 2014, primarily from a 16% increase in average assets under management at our consolidated Affiliates. Increases in average assets under management from net client cash flows and investment performance at existing Affiliates increased revenue $243.6 million or 11% and increases in average assets under management from our 2014 investments in new Affiliates increased revenue $78.5 million or 4%.
Our revenue increased $383.3 million or 21% in 2013, primarily from a 21% increase in average assets under management at our consolidated Affiliates from investment performance, net client cash flows and the full-year impact of our 2012 investments in new Affiliates. During 2013, our Mutual Fund distribution channel grew more than our other channels. This growth would have resulted in a higher total ratio of revenue to average assets under management and a corresponding increase in revenue of approximately 2%; however, the increase in revenue was offset by a decline in the ratio of revenue to average assets under management in the Mutual Fund channel due to the full-year impact of our 2012 investments in new Affiliates that have comparatively lower fee rates.
Changes in contractual fee rates did not have a significant impact on our results in either 2014 or 2013.
The following discusses the changes in our revenue by distribution channel.
Institutional Distribution Channel
Our revenue in the Institutional distribution channel increased $74.1 million or 8% in 2014, primarily from an 11% increase in average assets under management. Increases in average assets under management from net client cash flows and investment performance at existing Affiliates increased revenue $72.4 million or 8% and from our 2014 investments in new Affiliates increased revenue $27.7 million or 3%. These increases were partially offset by a decline in our ratio of revenue to average assets

Mr. Hugh West
October 13, 2015

under management which reduced revenue by $26.0 million or 3%. The decline in our ratio of revenue to average assets under management resulted from changes in the composition of our assets under management within the channel, including decreases in assets under management in certain active return-oriented products that realize comparatively higher fee rates and increases in assets under management in certain active return-oriented products that realize comparatively lower fee rates.
Our revenue in the Institutional distribution channel increased $87.4 million or 10% in 2013, primarily from a 10% increase in average assets under management at our consolidated Affiliates from investment performance and net client cash flows.
Mutual Fund Distribution Channel
Our revenue in the Mutual Fund distribution channel increased $219.6 million or 21% in 2014, primarily from a 22% increase in average assets under management at our consolidated Affiliates. Increases in average assets under management from net client cash flows and investment performance at existing Affiliates increased revenue $183.6 million or 18% and increases in average assets under management from our 2014 investments in new Affiliates increased revenue $36.0 million or 3%.
Our revenue in the Mutual Fund distribution channel increased $248.6 million or 32% in 2013, primarily from a 37% increase in average assets under management from investment performance, net client cash flows and the full-year impact of our 2012 investments in new Affiliates. This increase was partially offset by a decline in our ratio of revenue to average assets under management which reduced revenue by $33.5 million or 3% primarily from our 2012 investments in new Affiliates that have comparatively lower fee rates and changes in the composition of our assets under management within the channel, including decreases in assets under management in certain active return-oriented products that realize comparatively higher fee rates and increases in assets under management in certain active return-oriented products that realize comparatively lower fee rates.
High Net Worth Distribution Channel
Our revenue in the High Net Worth distribution channel increased $28.4 million or 13% in 2014, primarily from a 17% increase in average assets under management at our consolidated Affiliates, partially offset by a decline in performance fees and other revenue of $4.3 million or 2%. Increases in average assets under management from net client cash flows and investment performance at existing Affiliates increased revenue $17.9 million or 9% and increases in average assets under management from our 2014 investments in new Affiliates increased revenue $14.8 million or 7%.
Our revenue in the High Net Worth distribution channel increased $47.3 million or 28% in 2013, primarily from a 32% increase in average assets under management from our 2012 investments in new Affiliates, investment performance and net client cash flows. The increases were partially offset by a decline in our ratio of revenue to average assets under management which reduced revenue by $8.0 million or 4% primarily from our 2012 investments in new Affiliates that have comparatively lower fee rates.
Income from Equity Method Investments
When we own a minority investment and are required to use the equity method of accounting, we recognize our share of these Affiliates' earnings net of intangible amortization in Income from equity method investments. Accordingly, we have not consolidated these Affiliates' operating results (including their revenue).
Average assets under management at equity method Affiliates is calculated consistent with our average

Mr. Hugh West
October 13, 2015

assets under management at consolidated Affiliates and, as such, provides a more meaningful relationship to revenue and equity method earnings.
The following table summarizes our equity method Affiliates’ average assets under management and earnings:

	For the Years Ended December 31,
(in millions, except as noted)	2012	2013	% Change	2014	% Change
Average Assets under Management (in billions)	$105.0	$149.0	42%	$198.1	33%
Income from equity method investments
Equity method earnings	$166.6	$349.5	110%	$314.0	(10)%
Equity method amortization	36.9	41.7	13%	32.3	(23)%
Total	$129.7	$307.8	137%	$281.7	(8)%
Equity method earnings decreased $35.5 million or 10% in 2014. The decrease in 2014 was primarily due to a decline in performance fees, partially offset by higher earnings from our 2014 investment in a new Affiliate of $13.3 million. Equity method amortization decreased $9.4 million or 23% in 2014, primarily from a reduction of $20.6 million as a result of certain assets being fully amortized in 2013. This decrease was partially offset by an increase of $10.9 million of intangible amortization from our 2014 investments in new and existing Affiliates.
Equity method earnings increased $182.9 million or 110% in 2013. This increase resulted primarily from higher performance fees and an increase in revenue at equity method Affiliates due to an increase in average assets under management, as well as the full-year impact of our additional investment in an existing Affiliate in 2012. Equity method amortization increased $4.8 million or 13% in 2013 primarily as a result of the full-year impact of intangible amortization from our additional investment in an existing Affiliate in 2012.
Results of Operations, page 22

Revenue, page 23

3. Comment: We note within your discussion here and within your changes in revenue by distribution channel that you attribute year-over-year changes to changes in the composition of your AUM within the distribution channel, including changes in products. In an effort to provide more meaningful and transparent disclosure, please revise your future filings to include your AUM by asset class (e.g. equity, alternative, fixed income, etc.) for each distribution channel and discuss how the average fee rates differ within each class. Provide us with your draft disclosure.

Supplemental Response:

As described in our response dated August 21, 2015, unlike most asset managers, our consolidated Affiliates predominantly manage active return-oriented products and not core fixed income products, index or passive investment products or money market products, all of which generally carry much lower fee rates than active return-oriented products. Therefore, meaningful changes in our revenue are primarily driven by:

Mr. Hugh West
October 13, 2015

•	new investments which impact our financial results not only in the year of investment but also, depending upon the timing, in the year following the investment,

•	changes in the composition of our assets under management across our distribution channels and active return-oriented products within our distribution channels which realize different fee rates, and

•	to a lesser extent performance fees.

As a result, we continue to believe that a comprehensive discussion regarding the impact of new investments, changes in the composition of our assets under management across distribution channels and active return-oriented products within distribution channels and performance fees provides the most meaningful and transparent disclosure.

Given the above, we do not plan to include our assets under management by asset class for each distribution channel in our Results of Operations. In an effort to clarify the drivers of change in our revenue, we will revise future filings to enhance Item 1. Business and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations to highlight the active return-oriented nature of our assets under management and the impact of new investments on revenue and Income from equity method investments, not only in the year of investment, but depending upon the timing, in the year following the investment.

An example of our proposed disclosures within selected sections of Item 1 and Item 7 is presented below (the underlined text represents additions to our most recent Form 10-K disclosure.)

Item 1. Business
Investment Management Operations
As of December 31, 2014, we managed $620.2 billion in predominantly active return-oriented assets ($626 billion including a pending investment) in our three principal distribution channels: Institutional, Mutual Fund and High Net Worth. These active return-oriented strategies are comprised primarily of global equities and alternative products, rather than passive strategies, exchange traded funds, fixed income, or money market products, which generally carry lower fee rates than active return-oriented products. Given our strategy to grow our existing Affiliates as well as partner with additional boutique investment management firms, we expect to continue to grow our business by adding active return-oriented strategies. Additional investments in high quality boutique investment management firms will impact our financial results not only in the year of investment but also, depending upon the timing, in the following year. We believe our diversification across distribution channels, Affiliates, return-oriented strategies and geographies helps to mitigate our exposure to risks created by changing market environments.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
When we consolidate an Affiliate, its financial results are included in our revenues and operating expenses. The discussion of revenue and operating expenses that follows relates to our consolidated Affiliates. When we are required to use the equity method of accounting, the Affiliate’s financial results are not included in our revenues or operating expenses and, instead, are reported (net of intangible amortization) in Income from equity method investments. Additional investments in existing or new

Mr. Hugh West
October 13, 2015

Affiliates will impact our financial results not only in the year of investment but also, depending upon the timing, in the following year when the full-year impact of the new Affiliate’s financial results is reflected in our financial statements.
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The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please call me at (617) 747-3303.

Sincerely,

/s/ Jay C. Horgen

Jay C. Horgen
Chief Financial Officer and Treasurer